 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _____________________________________________
FORM SD
Specialized Disclosure Report
 _____________________________________________
Commission File Number 001-38332
 _____________________________________________
QIAGEN N.V.
(Exact name of Registrant as specified in its charter)
n/a
(Translation of Registrant’s name in English)
The Netherlands
(Jurisdiction of incorporation or organization)
Hulsterweg 82
5912 PL Venlo
The Netherlands
011-31-77-355-6600
(Address of principal executive offices)
_____________________________________________
Roland Sackers, Tel: 011-31-77-355-6600, Fax: 011-31-77-355-6658
QIAGEN N.V., Hulsterweg 82, 5912 PL Venlo, The Netherlands
( Name and telephone number, including area code, of the person to contact in connection with this report.)
____________________________________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

QIAGEN N.V. ("QIAGEN," the "Company," or "we" or "us") has evaluated its product offerings for the calendar year ended December 31, 2025 and determined that certain “conflict minerals”, as defined by paragraph (d)(3) of Item 1.01 of Form SD ("Conflict Minerals"), are necessary to the functionality or production of certain instrumentation products we manufacture or contract to manufacture. As a result, we conducted a reasonable country of origin inquiry (“RCOI”) with the suppliers of certain components that could reasonably contain Conflict Minerals used in these products. The Company conducted its RCOI in good faith and believes that its inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Democratic Republic of the Congo or any adjoining country (the “DRC”) or were from recycled or scrap sources. In conducting this inquiry, we relied on the direct suppliers’ responses about the source of Conflict Minerals contained in the components supplied to us. These direct suppliers are similarly reliant upon information provided by their suppliers.
Based on the RCOI, we have determined that it is necessary to file a Conflict Mineral Report, which is filed as Exhibit 1.01 to this Form SD.
This Form SD and the determination of the conflict minerals status of our products is also posted on our website: https://corporate.qiagen.com/English/investor-relations/financial-reports-and-sec-filings/other-reports/default.aspx.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits
Item 3.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025.

Exhibit Index

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2025 to December 31, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QIAGEN N.V.

BY:	/S/ ROLAND SACKERS
Roland Sackers
Chief Financial Officer

Date:	May 29, 2026